SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                              (Amendment No. ...)*

                             MTM Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
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                         (Title of Class of Securities)

                                   62474G 10 1
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                                 (CUSIP Number)

                                December 10, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ]  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 62474G 10 1                     13G            Page 2 of 5 Pages
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  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               VGS Liquidating Company (formerly known as Vector Global Services, Inc.) 76-0650885

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [ ]
                                                            (b) [X]

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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

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     NUMBER OF           5   SOLE VOTING POWER
                                      433,806
       SHARES           --------------------------------------------------------

    BENEFICIALLY         6   SHARED VOTING POWER
                                      0
      OWNED BY          --------------------------------------------------------

        EACH             7   SOLE DISPOSITIVE POWER
                                      433,806
     REPORTING          --------------------------------------------------------

       PERSON            8   SHARED DISPOSITIVE POWER
                                      0
        WITH
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        433,806
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [  ]

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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        6.7%

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 12   TYPE OF REPORTING PERSON*
                        CO

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

ITEM 1(A). NAME OF ISSUER:

The name of the issuer is MTM Technologies, Inc., a New York corporation
("MTM").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the principal executive offices of MTM is 850 Canal Street, Stamford, Connecticut 06902.

ITEM 2(A). NAME OF PERSON FILING:

This statement is filed by VGS Liquidating Company, a Delaware corporation formerly known as Vector Global Services, Inc. (the "Reporting Person").

ITEM 2(B). ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of the Reporting Person is 12600 Northborough Drive, Suite 200, Houston, Texas 77067.

ITEM 2(C). CITIZENSHIP:

The Reporting Person is a corporation incorporated under the laws of Delaware.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

The class of securities of MTM owned beneficially by the Reporting Person is common stock, par value $.001 per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER:

MTM's CUSIP number for the Common Stock is 62474G 10 1.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

(a)   Amount beneficially owned:

      See Row 9 of cover page for the Reporting Person.

(b)   Percent of Class:

      See Row 11 of cover page for the Reporting Person.



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

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

      See Row 5 of cover page for the Reporting Person.

      (ii)  Shared power to vote or to direct the vote:

      See Row 6 of cover page for the Reporting Person.

      (iii) Sole power to dispose or to direct the disposition of:

      See Row 7 of cover page for the Reporting Person.

      (iv)  Shared power to dispose or to direct the disposition of:

      See Row 8 of cover page for the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        VGS Liquidating Company


                                        By: /s/ Karl Maier
                                            ------------------------------------
                                            Karl Maier
                                            Executive Chairman of the Board

December 13, 2004


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